

SUPPL

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

1st February, 2005.

Attn: Filing Desk - Stop 1-4


RECD S.E.C.
FEB 2 2 2005
1086




05006031

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 21st January 2005, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 1st February 2005, detailing the interests in EMI Group plc Ordinary Shares of Mr Martin Stewart, a Director of the Company, under the EMI Group Executive Share Incentive Plan, together with his current and past directorships.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

PROCESSED
MAR 01 2005
THOMSON FINANCIAL

3/1

Ref: 82-373



VIA PR NEWSWIRE DISCLOSE

ER 05/06

Company Announcements Office,
London Stock Exchange.

1st February, 2005.


RECD S.E.C.
FEB 2 2 2005
1086

Dear Sirs,

Further Information on the Appointment of
Martin David Stewart as a Director of EMI Group plc

On 6th January 2005, EMI Group plc announced the appointment of Martin Stewart as Chief Financial Officer and an Executive Director of the Company with effect from 1st February 2005.

Further to that announcement and in compliance with paragraph 16.13 of the Listing Rules, we advise that, under the EMI Executive Share Incentive Plan (the "ESIP"), awards were made to Mr Stewart on 7th January 2005 (i.e. on the date on which Mr Stewart commenced his employment with EMI Group plc), over EMI Group plc Ordinary Shares of 14p each, as follows:

NO. OF SHARES UNDER OPTION	EXERCISE PRICE PER SHARE
519,116	252.833p

This option may not be exercised earlier than three years, or later than 10 years, after the date of grant. Furthermore, the option may not ordinarily then be exercised unless a certain performance condition, based on growth in the Company's earnings per share, is achieved.

NO. OF PERFORMANCE SHARES	TOTAL AMOUNT TO BE PAID ON EXERCISE OF AWARD
259,558	100p

This performance share award may not be exercised earlier than three years, or later than 42 months, after the award date. Furthermore, the performance share award may not ordinarily then be exercised unless a performance condition, based on the ranking of the Company's total shareholder return performance compared with companies in the FTSE Mid-250 Index (excluding investment trusts) as of the award date, is achieved.

None of the performance criteria relating to the option or performance shares outlined above may be subjected to retesting.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231



We also advise that Mr Stewart was a director of British Sky Broadcasting Group PLC until 4th August 2004 and of Michael Page International PLC until 7th October 2003.

Other than the aforementioned companies and their subsidiaries, Mr Stewart is not, and has not been during the last five years, a director of any other companies. Apart from the foregoing, Mr Stewart has no other information to disclose under Listing Rule 6.F.2.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary